       As filed with the Securities and Exchange Commission on August 10, 2000
                          Registration No. 333-41474
                                           -----------

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------


                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                   -----------

                          NHANCEMENT TECHNOLOGIES INC.
             (Exact name of registrant as specified in its charter)

             Delaware                                 84-1360852
-----------------------------------      --------------------------------------
 (State or other jurisdiction of           I.R.S. Employer Identification No.
  incorporation or organization)

                 6663 Owens Drive, Pleasanton, California 94588
                 ----------------------------------------------
               (Address of Principal Executive Offices)(Zip Code)

                                 Douglas S. Zorn
                                    President
                                6663 Owens Drive,
                          Pleasanton, California 94588
                                 (925) 251-3200
                  ---------------------------------------------
          (Name and address and telephone number of agent for service)

          (Telephone number, including area code, of agent for service)

                                   Copies to:

                             Leonard H. Bloom, P.A.
                                Broad and Cassel
                          201 South Biscayne Boulevard
                            Miami Center, Suite 3000
                              Miami, Florida 33131
                                 (305) 373-9400

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE


-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                             PROPOSED MAXIMUM      PROPOSED MAXIMUM         AMOUNT OF
TITLE OF SHARES OF COMMON STOCK          AMOUNT TO            OFFERING PRICE      AGGREGATE OFFERING      REGISTRATION
        TO BE REGISTERED               BE REGISTERED          PER SHARE (1)              PRICE                 FEE
-------------------------------------------------------------------------------------------------------------------------
Common Stock $.01 par value           4,395,604 shares          $11.375             $50,000,000          $13,200
underlying the Common Stock
Purchase Agreement
-------------------------------------------------------------------------------------------------------------------------
Common Stock $.01 par value          120,000 shares (2)         $20.82               $2,498,400          $   660
underlying warrants
-------------------------------------------------------------------------------------------------------------------------
Common Stock $.01 par value         1,081,074 shares (2)        $11.375             $12,297,217          $ 3,247
underlying Debentures
-------------------------------------------------------------------------------------------------------------------------
Common Stock $.01 par value         1,628,628 shares (2)        $11.375             $18,525,643          $ 4,891
underlying warrants
-------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value            350,000 shares          $11.375              $3,981,250          $ 1,051
-------------------------------------------------------------------------------------------------------------------------
Total Registration Fee                       --                     --                   --              $23,049 (3)
-------------------------------------------------------------------------------------------------------------------------


(1) The proposed maximum offering price per share has been estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended.

(2) Together with such number of indeterminate number of securities to be offered as a result of any adjustment from stock splits, stock dividends, exercise price adjustments or similar events.


(3) The registrant is registering through this amendment No. 1 an additional 250,000 shares of Common Stock. A filing fee in the amount of $22,299 has already been paid.


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND COMMISSION, ACTING PURSUANT TO
SECTION 8(a), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state in which the offer or sale is not permitted.

                      SUBJECT TO COMPLETION,  AUGUST 10, 2000


                                   PROSPECTUS


                        7,575,306 SHARES OF COMMON STOCK


                          NHANCEMENT TECHNOLOGIES INC.


         Of the shares of common stock being offered, 3,179,702 shares are being offered by the selling stockholders identified on pages 24 through 27 and are being registered for resale. These shares of common stock include 1,081,074 shares underlying convertible debentures and 1,628,628 shares underlying warrants held by the selling stockholders. We will not receive any proceeds from the sale of the shares by the selling stockholders. However, we will receive the proceeds upon the exercise of the warrants held by the selling stockholders.


         The remaining 4,395,604 shares may be issued through a common stock purchase agreement by and between Kedrick Investments Limited and us as further described in this prospectus. We will receive the sale price of any common stock that we sell through the common stock purchase agreement and Kedrick Investments Limited may resell those shares pursuant to this prospectus.

         The selling stockholders may sell their shares in one or more transactions in the over-the-counter market, on The Nasdaq SmallCap Market or on any other exchange on which our common stock may be listed. They may also sell in privately negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale or prices related to such prevailing market prices or at negotiated prices. The selling stockholders may sell their shares to or through broker-dealers, and such broker-dealers may receive compensation from the selling stockholders and/or purchasers of the shares for which they may act as agent (which compensation may be in excess of customary commissions). Kedrick Investments Limited is an "underwriter" within the meaning of the Securities Act of 1933 in connection with its sale and the selling stockholders and any participating broker-dealers may be deemed to be "underwriters" as defined in the Securities Act of 1933. We cannot estimate at the present time the amount of commissions or discounts, if any, that will be paid by the selling stockholders on account of their sales of the shares from time to time. We will indemnify Kedrick Investments Limited and the selling stockholders against certain liabilities, including certain liabilities under the Securities Act of 1933.

         Our common stock is quoted on The Nasdaq Small-Cap Market under the symbol "NHAN". On July 11, 2000, the last reported sales price for our common stock was $11.1094 per share.

                  --------------------------------------------

INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISKS OF INVESTING IN OUR SHARES" SECTION BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

                  --------------------------------------------

YOU SHOULD RELY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SHARES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SHARES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  --------------------------------------------


                 The date of this prospectus is August __, 2000.

                                TABLE OF CONTENTS

                                                                                                      PAGE
                                                                                                     ------
Prospectus Summary......................................................................................1

About NHancement Technologies Inc. .....................................................................1

Risks of Investing in Our Shares........................................................................3

Use of Proceeds........................................................................................10

Common Stock Purchase Agreement........................................................................11

Convertible Debenture Purchase Agreement...............................................................17

Selling Stockholders...................................................................................19

How the Shares May Be Distributed......................................................................24

Legal Opinion..........................................................................................25

Experts................................................................................................25

Where You Can Find More Information....................................................................26

Incorporation of Certain Information by Reference......................................................26


As used in this Prospectus, the terms "we," "us," "our," and "the Company" mean NHancement Technologies, Inc. (unless the context indicates a different meaning) and the term "common stock" means NHancement Technologies, Inc.'s common stock, $.01 par value per share.

                               PROSPECTUS SUMMARY

         BECAUSE THIS IS A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS. YOU SHOULD CONSIDER THE INFORMATION AS DESCRIBED IN THE SECTION "RISKS OF INVESTING IN OUR SHARES."

BUSINESS

         We are a software applications and services company that specializes in unified communications, collaborative commerce and multimedia solutions to help companies improve internal and external communications functions. This includes facilitation of an enterprise's electronic business transactions and customer service interactions. Our company telephony products and services work in both Internet-enabled environments and over standard telephone lines. Our products orchestrate client use of telephone, e-mail, faxing, paging and Internet based communications to keep in touch with customers and with one another. We have developed an end-to-end solutions suite to enable companies to do business in the office and on the road. By simplifying business communications and improving access to distributed corporate information (data) resources, our products are designed to help clients build solid customer relationships and maximize revenue opportunities.

         Our primary objective is to become a leading provider of communications and data software products, systems and services for enterprise customers. Our management believes that increased competition, shorter time to market trends and the reduced importance of geographical borders make it imperative that corporations achieve and maintain state-of-the-art communication and information systems that provide a unified view of an enterprise's business functions on a worldwide basis. We provide corporations and other businesses with communication systems, data products and technological innovations designed to enhance efficiency.

         In addition, we design, develop, market and service profile selling software products and services to corporate enterprises. This software is designed to ascertain one-to-one customer-selling opportunities based on marketing characteristics that are unique to the individual customer.

RECENT DEVELOPMENTS

         On June 6, 2000, we exercised our rights to repurchase from former vendors of one of our subsidiaries 216,000 shares of our common stock at a price of approximately $3.65 per share.

         In May 23, 2000, we announced that we plan to introduce "Personal Communications Hub", a new product offering that is intended to provide our customers with unifying communications and unifying information solutions. Personal Communications Hub will utilize CISCO Systems' unified communications platform, Unified Open Network Exchange. Our management believes that the Personal Communications Hub suite of products and applications on the Unified Open Network Exchange platform will provide our customers with scaled, carrier grade IP-based solutions seamlessly across multiple channels. We expect to incur substantial expenditures for equipment, systems, research and development, consultants and personnel to implement this new service. As a result, our short-term operating results and cash flows and overall financial condition may be adversely affected in the short term.

         We were incorporated in Delaware. Our principal corporate office is located at 6663 Owens Drive, Pleasanton, California 94588, and our telephone number is 925-251-3200.

                                  THE OFFERING



Common Stock offered by the selling stockholders.......3,179,702 shares (1)

Common Stock offered by the Company....................4,395,604 shares (2)

Common Stock outstanding...............................10,818,594 shares

Use of Proceeds .......................................We will not receive any of the proceeds from the sale of the shares of common stock by the
                                                       selling stockholders, but we will receive proceeds
                                                       from the exercise of warrants and issuance of
                                                       shares of common stock pursuant to the Common Stock
                                                       Purchase Agreement. Such funds will be used by us
                                                       for working capital and other corporate purposes.
                                                       See "Proceeds from the Sale of Shares" and "Selling
                                                       Stockholders."

Risk Factors ..........................................Investing in the common stock involves a high degree of risk.  See "Risks of Investing in our
                                                       Shares."


-----------------------

(1) Includes 1,081,074 shares underlying convertible debentures and 1,628,627 shares underlying warrants. See "Selling Stockholders".

(2) Represents the estimated maximum number of shares which may be issued through a common stock purchase agreement between Kendrick Investments Limited and us.

                        RISKS OF INVESTING IN OUR SHARES

         INVESTING IN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. BEFORE INVESTING IN OUR COMMON STOCK, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AS WELL AS THE OTHER INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS.

WE HAVE A HISTORY OF NET LOSSES AND WE CANNOT BE CERTAIN OF FUTURE
PROFITABILITY.

         Although we recorded net income of approximately $502,700 on net revenues of $9.0 million for our second quarter ended March 31, 2000, and net income of $745,700 on $17.7 million of net revenues for the six months ended March 31, 2000, we sustained significant losses for the nine-month period ended September 30, 1998 and the fiscal year ended September 30, 1999.

         While we have recently returned to profitability, our financial condition will be adversely affected if we fail to continue to produce positive operating results. This could also:

-    Adversely affect the future value of our common stock

- Adversely affect our ability to obtain debt or equity financing on acceptable terms

-    Prevent us from engaging in acquisition activity

OUR EQUITY AND DEBT FUNDING SOURCES MAY BE INADEQUATE TO FINANCE FUTURE ACQUISITIONS.

         The acquisition of complementary businesses and products is an element of our business strategy. Our ability to engage in acquisition activity depends on our ability to obtain debt or equity financing, neither of which may be available or, if available, may not be on terms acceptable to us. Our inability to obtain such financing would have a material adverse effect on our acquisition strategy.

         Both debt and equity financing involve certain risks. Debt financing may require us to pay significant amounts of interest and principal payments, reducing the resources available to us to expand our existing businesses. Certain types of equity financing may be dilutive to our stockholders' interest in our assets and earnings.

OUR COMMON STOCK MAY BE DILUTED.

         The issuance of further shares and the eligibility of issued shares for resale will dilute our common stock and may lower the price of our common stock. If you invest in our common stock, your interest will be diluted to the extent of the differences between the price per share you pay for the common stock and the pro forma as adjusted net tangible book value per share of our common stock at the time of sale. We calculate net tangible book value per share by calculating the total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.

         Furthermore, we may issue additional shares, options and warrants and we may grant additional stock options to our employees, officers, directors and consultants under our stock option plan, all of which may further dilute our net tangible book value.

OUR SALE OF SHARES UPON CONVERSION OF DEBENTURES AT A PRICE BELOW THE MARKET PRICE OF OUR COMMON STOCK WILL HAVE A DILUTIVE IMPACT ON OUR STOCKHOLDERS.

         We have issued debentures to certain investors that may convert into common stock at a discount to the then-prevailing market price of our common stock. Accordingly, the issuance of shares upon conversion of the principal and interest under the debentures may have a dilutive impact on our stockholders. Discounted sales resulting from the conversion of the debentures could have an immediate adverse effect on the market price of the common stock. Also, to the extent that debenture and warrant holders convert their securities and sell the underlying shares into the market, the price of our shares may decrease due to the additional shares in the market.

OUR NEW PRODUCTS AND STRATEGIC PARTNERING RELATIONSHIPS MAY NOT BE SUCCESSFUL.

         We have announced a new product offering referred to as "Personal Communications Hub" that is intended to provide our customers with unifying communications and unifying information solutions. Personal Communications Hub will utilize CISCO Systems' unified communications platform, Unified Open Network Exchange. While we believe that the Personal Communications Hub suite of products and applications on the Unified Open Network Exchange platform will provide our customers with scaled, carrier grade IP-based solutions seamlessly across multiple channels, there can be no assurance of our customers' acceptance or adoption of Personal Communications Hub products. Moreover, we will need to conform our existing products and applications onto the CISCO's Unified Open Network Exchange platform. Such efforts could prove unsuccessful, and could result in delays and cost overruns.

         Further, we expect to incur substantial expenditures for equipment, systems, research and development, consultants and personnel to implement this new service. As a result, our operating results and cash flows may be adversely affected and we anticipate incurring net operating losses in our fiscal year ended September 30, 2000. Although we believe that this new product offering will ultimately result in profitable operations, there can be no assurance that the implementation of our service model will be successful.

WE RELY UPON LEGACY VOICEMAIL SYSTEMS REVENUES.

         Legacy voicemail systems revenues (which includes customer premises equipment revenues) made up approximately 64.1% of our total revenues for the quarter ended March 31, 2000 and 80.7% of our North American revenues. Management believes that future revenues from legacy voicemail systems will steadily decline over the next two years, due to the introduction of new unified messaging systems, which integrate several diverse messaging technologies, such as voicemail, email and facsimile. Our ability to transition our product sales to the new unified messaging platforms will be critical to our future growth.

WE RELY UPON OUR DISTRIBUTOR AND SUPPLIER RELATIONSHIPS.

         Our North American operations are based upon the integration of hardware, software, and communications and data processing equipment manufactured by others into systems designed to meet the needs of our customers. Although we have agreements with a number of equipment manufacturers, a major portion of our revenues is based upon products manufactured by three companies. In this regard, we rely to a significant extent on products manufactured (and services provided) by Centigram Communications Corporation, products manufactured by Baypoint Innovations, a division of Mitel, Inc., that purchased the customer premises equipment business of Centigram Communications Corporation, and on products manufactured by Interactive Intelligence, Inc., principally its enterprise information center product, a next-generation communications server that merges voice and data functions into a single computer-based system. Any disruption in our relationships with Centigram Communications Corporation, Baypoint Innovations, or Interactive Intelligence, Inc. would have a significant adverse effect on our business for an indeterminate period of time until new supplier relationships could be established. On June 9, 2000, Centigram Communications Corporation announced that it was being acquired by ADC Telecommunications, Inc. We have not had a prior relationship with ADC Telecommunications, Inc. and therefore our relationship with Centigram Communications Corporation may be adversely affected. Any interruption in the delivery of products by key suppliers would materially adversely affect our results of operations and financial condition.

WE ARE DEPENDENT UPON SIGNIFICANT CUSTOMERS.

         We currently service approximately 1,000 customers. However, the revenues from our three largest customers accounted for approximately 48.9%, 11.0% and 6.7% respectively of total revenues during the second quarter ended March 31, 2000. No other customer accounted for over 5% of total revenues during this period. This concentration of revenue results in additional risk to our operations, and us and any disruption of orders from our largest customers would have an adverse effect on our results of operations and financial condition.

         Our Singapore subsidiary offers a wide range of infrastructure communications equipment products. It has an established business providing test measuring instrumentation and testing environments, and is the regional distributor and test and repair center for Rohde & Schwarz test instruments. This subsidiary's profitability depends in part on a steady stream of revenues relating to the services performed for Rohde & Schwarz test instruments. Since the subsidiary's revenues comprised approximately 41% of our total revenues for the fiscal year ended September 30, 1999, and approximately 30.7% of our total revenues for the quarter ended

March 31, 2000, any material change in our relationship with our manufacturers, including Rohde & Schwarz, would materially adversely affect our results of operations and financial condition.

IF WE DO NOT COMPETE EFFECTIVELY, WE MAY SUFFER PRICE REDUCTIONS, REDUCED GROSS MARGINS AND LOSS OF MARKET SHARE.

         The voice processing and customer premises equipment and related software markets are highly competitive and competition in this industry is expected to further intensify with the introduction of new product enhancements and new competitors. We compete with a number of larger integrated companies that provide voice-processing products and services as subsets of larger product offerings. Our existing and potential competitors include many large domestic and international companies that have better name and product recognition in the market for our products and services and related software, a larger installed base of customers, and substantially greater financial, marketing and technical resources than ourselves.

         Our Singapore subsidiary competes against several large companies in Singapore that are better capitalized. Although it has in the past managed to compete successfully against these larger companies on the basis of its engineering and product management expertise, no assurances can be given that this expertise will allow the subsidiary to compete effectively with these larger companies in the future. Further, various large manufacturers headquartered outside of Singapore have established their own branch offices in Singapore and also compete with it.

OUR REVENUES WILL LIKELY DECLINE IF WE DO NOT DEVELOP AND INTEGRATE THE COMPANIES WE ACQUIRE.

         We have in the past pursued, and plan to continue to pursue, acquisition opportunities. Acquisitions involve a number of special risks, including among others:

-    Adverse short-term effects on our operating results

-    The disruption of our ongoing business

-    The risk of reduced management attention to normal daily operations

- Our dependence on the retention, hiring and training of key personnel and the potential risk of loss of such personnel

- Our potential inability to successfully integrate the personnel, operations, technology and products of acquired companies

-    Unanticipated problems or unknown legal liabilities

-    Adverse tax or financial consequences

         Two of our prior acquisitions, namely the acquisition of Voice Plus (now known as NHancement Technologies North America, Inc.) and Advantis Network & Systems Sdn Bhd, a Malaysian company, in the past yielded operating results that were significantly lower than expected. In fact, the poor performance of Advantis Network & Systems Sdn Bhd led to its divestiture less than one year after we acquired the company. Accordingly, no assurances can be given that the future performance of our subsidiaries will be commensurate with the consideration paid to acquire these companies. If we fail to establish the needed controls and do not manage growth effectively, our operating results, cash flows and overall financial condition will be adversely affected.

OUR INTERNATIONAL OPERATIONS INVOLVE RISKS THAT MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

         Our Singapore subsidiary accounted for approximately 41% of our revenues for the fiscal year ended September 30, 1999 and approximately 30.7% of our revenues for the quarter ended March 31, 2000. There are risks associated with our international operations, including:

- Our dependence on members of management of the subsidiary and the risk of loss of customers in the event of the departure of key personnel

- Unexpected changes in or impositions of legislative or regulatory requirements

-    Potentially adverse taxes and adverse tax consequences

-    The burdens of complying with a variety of foreign laws

-    Political, social and economic instability

-    Changes in diplomatic and trade relationships

Any one or more of these factors could negatively affect the performance of our subsidiary and result in a material adverse change in our results of operations and financial condition.

OUR STOCK PRICE COULD EXPERIENCE PRICE AND VOLUME FLUCTUATIONS.

         The markets for securities such as our common stock historically have experienced extreme price and volume fluctuations during certain periods. Other factors that also may adversely affect the market price of our common stock include the following:

-    New product developments

- Technological and other changes in the voice-messaging and communications industries

-    General economic conditions

-    Quarterly variations in our results of operations

IT IS DIFFICULT TO REPLACE OUR KEY PERSONNEL.

         Our business depends upon the services of its executives and certain key personnel, including Douglas S. Zorn, our President and Chief Executive Officer, John R. Zavoli, our Vice President of Finance and Chief Financial Officer, and Ken Murray, our Executive Vice President, Global Sales. Management changes often have a disruptive effect on businesses and can lead to the loss of key employees because of the uncertainty inherent in change. In 1999 and early 2000, we had significant changes in our key personnel. We cannot be certain that we will be able to successfully attract and retain key personnel since the job market in the greater San Francisco Bay Area is intensely competitive. The loss of the services of any one or more of such key personnel, if not replaced, or the inability to attract such key personnel, could harm our business.

FAILURE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS COULD HARM OUR ABILITY TO COMPETE.

         We do not have any patents or copyrights and while we intend to file for copyright and patent protection, we currently rely on general common law and confidentiality and non-disclosure agreements with our key employees to protect our trade secrets. Our success depends on our ability to adequately protect our intellectual property rights. Our efforts to protect our intellectual property may not be sufficient against unauthorized third party copying or use or the application of reverse engineering, and existing laws afford only limited protection. In addition, existing laws may change in a manner that adversely affects our proprietary rights. Furthermore, policing the unauthorized use of our product is difficult, and expensive litigation may be necessary in the future to enforce our intellectual property rights.

OUR PRODUCTS COULD INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, RESULTING IN COSTLY LITIGATION AND THE LOSS OF SIGNIFICANT RIGHTS.

         We may be subject to legal proceedings and claims for alleged infringement of proprietary rights of others, particularly as the number of products and competitors in our industry grow and functionalities of products overlap. This risk is higher in a new market in which a large number of patent applications have been filed but are not yet publicly disclosed. We have limited ability to determine which patents our products may infringe and take measures to avoid infringement. Any litigation could result in substantial costs and diversion of management's attention and resources. Further, parties making infringement claims against us may be able to obtain injunctive or other equitable relief, which could prevent us from selling our products or require us to enter into royalty or license agreements which are not advantageous to us.

IF WE FAIL TO ADEQUATELY RESPOND TO RAPID TECHNOLOGICAL CHANGES, OUR PRODUCTS WILL BECOME OBSOLETE OR UNMARKETABLE.

         Advances in technology could render our products obsolete and unmarketable. We believe that to succeed we must enhance our software products and underlying technology, develop new products and technologies on a timely basis, and satisfy the increasingly sophisticated requirements of our customers. We may not successfully respond to technological change, evolving industry standards or customer requirements. If we are unable to adequately respond to these changes, our revenues could decline. In connection with the introduction of new products and enhancements, we have experienced development delays and related cost overruns, which are not unusual in the software industry. To date, these delays have not had a material impact on our revenues. If new releases or products are delayed or do not achieve broad market acceptance, we could experience a delay or loss of revenues and customer dissatisfaction.

IF OUR SOFTWARE CONTAINS DEFECTS, WE COULD LOSE CUSTOMERS AND REVENUES.

         Software as complex as ours often contains unknown and undetected errors or performance problems. Many defects are frequently found during the period immediately following the introduction of new software or enhancements to existing software. Although we attempt to resolve all errors that we believe would be considered serious by our customers, our software may not be error-free. Undetected errors or performance problems may be discovered in the future. This could result in lost revenues or delays in customer acceptance and would be detrimental to our reputation, which could harm our business.

RISKS RELATING TO FORWARD LOOKING STATEMENTS.

         Certain statements contained in this prospectus, including, without limitation, statements containing the words "believes," anticipates," "may," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements (or industry results, performance or achievements) expressed or implied by these forward-looking statements to be substantially different from those predicted. The factors that could affect our actual results include the following:

         - general economic and business conditions, both nationally and internationally

         -    competition

         -    changes in business strategy or development plans

         - technological, evolving industry standards, or other problems that could delay the sale of our products

         - our inability to obtain appropriate licenses from third parties, protect our trade secrets, operate without infringing upon the proprietary rights of others, or prevent others from infringing on our proprietary rights

         - our inability to obtain sufficient financing to continue to expand operations

         -    changes in demand for products and services by our customers

         Certain of these factors are discussed in more detail elsewhere in this prospectus, including under the caption "Risks of Investing in Our Shares." You should also consider carefully the risks described in this prospectus or detailed from time to time in our filings with the Securities and Exchange Commission.

         We do not undertake any obligation to publicly update or revise any forward-looking statements contained in this prospectus or incorporated by reference, whether as a result of new information, future events or otherwise. Because of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not transpire.

                        PROCEEDS FROM THE SALE OF SHARES

         We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. However, we may receive up to $8,211,812 from the exercise of warrants and up to $50,000,000 upon the issuance of common stock pursuant to the terms of the common stock purchase agreement between Kedrick Investments Limited and us. Such proceeds, if any, will be used for working capital and other corporate purposes.


         We expect to incur expenses of approximately $58,049 in connection with the registration of the shares.

                         COMMON STOCK PURCHASE AGREEMENT

Overview

         Kedrick Investments Limited, a British Virgin Islands corporation, and we signed a common stock purchase agreement, dated May 24, 2000 and amended as of June 30, 2000, for the future issuance and purchase of shares of our common stock. The stock purchase agreement establishes what is sometimes termed an equity line or an equity drawdown facility. In general, the drawdown facility operates like this: the investor, Kedrick Investments Limited, has committed up to $50 million to purchase shares of our common stock over a 14 month period. Once every 18 trading days, we may request a draw of up to $4,000,000 of that money, subject to a formula based on the average common stock price and average trading volume. Each draw down must be for at least $250,000. At the end of an 18 day trading period following the draw down request, the actual draw down amount is determined based on the volume-weighted average stock price during that 18 day period. We then use the formulas in the common stock purchase agreement to calculate the amount of money that Kedrick Investments Limited will provide to us and the number of shares of our common stock we will issue to Kedrick Investments Limited in return for that money. The formulas for determining the actual draw down amounts, the number of shares we issue to Kedrick Investments Limited and the price per share paid by Kedrick Investments Limited are described in detail beginning on page 12.

         Kedrick Investments Limited will receive an eight percent (8%) discount to the average daily market price of our common stock for the 18-day period, weighted by trading volume. We will receive the amount of the draw down less an escrow agent fee of $1,500 and a 2% placement fee payable to the placement agent, Grady, Hatch & Company, which introduced Kedrick Investments Limited to us. Grady, Hatch & Company is not obligated to purchase any of our shares.

         We are under no obligation to request a draw for any period. We may make up to a maximum of twelve (12) draws; however, the aggregate total of all draws cannot exceed $50 million and no single draw can exceed $4 million.

         In lieu of providing Kedrick Investments Limited with a minimum aggregate drawdown commitment, we have issued to Kedrick Investments Limited stock purchase warrants to purchase 120,000 shares of our common stock with an exercise price of $20.82. The warrants expire May 24, 2003. The common stock issuable upon exercise of those warrants is included in the registration statement of which this prospectus is a part.

         Based on a review of our trading volume and stock price history and the number of drawdowns we could make, we are registering 4,395,604 shares of common stock for possible issuance under the common stock purchase agreement and 120,000 shares of common stock underlying the warrants delivered to Kedrick Investments Limited. The listing requirements of The Nasdaq SmallCap Market prohibit us from issuing 20% or more of our issued and outstanding shares of common stock in a single transaction if the shares of common stock may be issued for less than the greater of market value or book value unless we get stockholder approval. Based on shares of common stock issued and outstanding on May 24, 2000, the date of the closing of the common stock purchase agreement, we may not issue more than 2,089,820 shares under the common stock purchase agreement and the Kedrick Investments Limited warrant, without the approval of our stockholders. Because 120,000 of these shares of common stock are committed to the Kedrick Investments Limited warrant, if we wish to draw amounts under the common stock purchase agreement which would cause an issuance of more than 1,969,820 shares of common stock under the common stock purchase agreement, we must receive stockholder approval prior to any such drawdown.

         In addition, the common stock purchase agreement does not permit us to drawdown funds if the issuance of shares of common stock to Kedrick Investments Limited pursuant to the drawdown would result in Kedrick Investments Limited owning more than 9.9% of our outstanding common stock on the date we exercise a drawdown.

THE DRAW DOWN PROCEDURE AND THE STOCK PURCHASES

         We may request a draw down by faxing a draw down notice to Kedrick Investments Limited, stating the amount of the draw down we wish to exercise and the minimum threshold price, if any, at which we are willing to sell the shares of our common stock. The next 18 trading days immediately following the draw down notice are used to determine the actual amount of money Kedrick Investments Limited will provide and the number of shares of our common stock we will issue in return. Either at the end of each week within each 18 trading day period or the 18th trading day is the draw down settlement date when the amount of the draw and the number of shares of our common stock to be issued is determined and delivered based on the formulas below.

AMOUNT OF THE DRAW

         The amount of the draw down is the amount we have requested, except that the amount is capped based on the following formula:

         - Average daily trading volume for the 45 trading days immediately prior to the date we give notice of the draw down, multiplied by 18;
                                        MULTIPLIED BY

         - The average of the volume-weighted average daily prices* for the 18 trading days immediately prior to the date we give notice of the draw down;
                                        MULTIPLIED BY

         -    20%

         If the volume-weighted average daily price for any given trading day is below the threshold price set by us in the draw down notice during the 18 trading days immediately following the date we give notice, then the draw down amount that Kedrick Investments Limited is obligated to pay is correspondingly reduced by 1/18th for each day that is below the threshold price. Thus, if the daily price for a day is below the threshold price we will not issue any shares



--------
* As reported by Bloomberg Financial using the AQR Function.

of our common stock and Kedrick Investments Limited will not purchase any shares of our common stock for that day.

NUMBER OF SHARES OF OUR COMMON STOCK

         To determine the number of shares of our common stock we must issue in connection with a draw down, take 1/18 of the draw down amount and for each of the 18 trading days immediately following the date we give notice of the draw down, divide it by 92% of the volume-weighted average daily trading price of our common stock on such date.* The 92% accounts for Kedrick Investments Limited's 8% discount. The sum of these 18 daily calculations produces the number of shares of our common stock we will issue, unless the volume-weighted average daily price for any given trading day is below the threshold amount, in which case that day is not part of the sum. The price per share Kedrick Investments Limited ultimately pays is determined by dividing the final draw down amount by the number of shares we issue to Kedrick Investments Limited.

SAMPLE CALCULATION OF STOCK PURCHASE

         The following is an example of the calculation of the draw down amount and the number of shares of our common stock we would issue to Kedrick Investments Limited in connection with the draw down based on hypothetical assumptions.

         SAMPLE DRAW DOWN AMOUNT CALCULATION.

         We provide a draw down notice to Kedrick Investments Limited that we wish to draw down $4,000,000,** which is the maximum amount for any draw. The average daily trading volume for the 45 trading days prior to the notice is 300,000. The average of the volume-weighted average daily prices of our common stock for the 18 trading days prior to the notice is $14.00. The maximum amount we can draw down under the formula is capped at the $4,000,000 requested.***

         Suppose that the notice specifies a threshold amount of $15.00, below which we will not sell any shares of common stock to Kedrick Investments Limited during this draw down period. If the volume-weighted average daily price of our common stock for each of the next 18 trading days following the draw down notice is at least $15.00, we will be able to draw the maximum $4,000,000 amount. If on the other hand the volume-weighted average daily price of our

------------
* The discount price which can be increased by 0.1% for every $4.00 increase in the threshold price over $14.00 until it equals 94.5% except that the discount price shall be increased to 94.5% if our market capitalization is equal to or exceeds one billion dollars.

** Maximum draw down can be increased by $500,000 for every $2.00 increase in the threshold price over $14.00.

*** Calculation is: 300,000 x 18 or 5,400,000 x $14.00 or $75,600,000 times .2 or $15,120,000, above the $4,000,000 maximum.

         common stock is below $15.00 on two of those 18 days, for example, the $4,000,000 would be reduced by 1/18 for each of those days and the draw down amount would be 16/18 of $4,000,000 or $3,555,555.

         SAMPLE CALCULATION OF NUMBER OF SHARES OF OUR COMMON STOCK

         Assume that the draw down amount for the draw down period is $4,000,000 and assume that the volume-weighted average daily price for our common stock is as set forth in the table below. Suppose that the notice specifies a threshold amount of $15.00. The number of shares of our common stock to be issued based on any trading day during the draw down period is calculated from the formula: (1/18 of the draw down amount) divided by (92% of the volume weighted average daily price).

         For example, for the first trading day in the example in the table below, the calculation is as follows: (1/18 of $4,000,000) divided by (92% of $16.00 per share) or 15,096 shares of common stock. Perform this calculation for each of the 18 measuring days, excluding any days on which the volume-weighed average daily price is below the $15.00 threshold amount, and add the results to determine the number of shares of common stock to be issued. In the table below, there are two days which must be excluded: days 8 and 9.

         After excluding the days that we are below the threshold price, the amount of our drawdown in this example would be $3,555,552 and the total number of shares of common stock we would issue to Kedrick Investments Limited for this drawdown request would be 242,339, so long as those shares of common stock would not cause Kedrick Investments Limited to beneficially own more than 9.9% of our outstanding common stock. Kedrick Investments Limited would pay $14.67 per share for these shares of common stock.


                                                                                         NUMBER OF SHARES OF OUR
                       VOLUME-WEIGHTED AVERAGE       1/18 OF REQUESTED DRAW             COMMON STOCK TO BE ISSUED
       TRADING DAY       DAILY STOCK PRICE**              DOWN AMOUNT**                    FOR THE TRADING DAY
       -----------       -------------------              -------------                    -------------------
       1                        $16.00                       $222,222                           15,096
       2                         16.25                        222,222                           14,864
       3                         16.00                        222,222                           15,096
       4                         15.75                        222,222                           15,336
       5                         15.50                        222,222                           15,583
       6                         15.75                        222,222                           15,336
       7                         15.50                        222,222                           15,583
       8                         14.75                           *
       9                         14.50                           *
       10                        15.50                        222,222                           15,583
       11                        15.75                        222,222                           15,336
       12                        16.00                        222,222                           15,096
       13                        16.00                        222,222                           15,096
       14                        16.25                        222,222                           14,864
       15                        16.50                        222,222                           14,639
       16                        16.50                        222,222                           14,639
       17                        16.00                        222,222                           15,096
       18                        16.00                        222,222                           15,096


* Excluded because the volume-weighted average daily price is below the threshold specified in this hypothetical draw down notice.

** The share prices are illustrative only and should not be interpreted as a forecast of share prices.

                  There will be a maximum of 12 Draw Down Periods and a settlement in each Draw Down Period either on a weekly basis or on the first trading day after each Draw Down Pricing Period, at the election of Kedrick Investments Limited. Kedrick Investments Limited shall send the applicable purchase price to the escrow agent and we shall deliver the shares of common stock purchased to the Depository Trust Company to be credited to the Kedrick Investments Limited account within three trading days after each settlement upon confirmation by the escrow agent of receipt of the purchase price.

                  In the above example, and assuming one settlement, we would receive $3,555,552 less a 2% fee to Grady, Hatch & Company, the placement agent, less a $1,500 escrow fee, or net proceeds $3,482,941 for the entire Draw Down Pricing Period. The delivery of the requisite number of shares of common stock and payment of the draw will take place through the escrow agent, Esptein, Becker & Green, P.C. of New York.

NECESSARY CONDITIONS BEFORE KEDRICK INVESTMENTS LIMITED IS OBLIGED TO PURCHASE OUR SHARES OF OUR COMMON STOCK

         The following conditions must be satisfied before Kedrick Investments Limited is obligated to purchase the shares of our common stock that we wish to sell from time to time:

         - A registration statement for the shares of common stock we will be issuing must be declared effective by the Securities and Exchange Commission and must remain effective and available as of the draw down settlement date for making resales of the shares of common stock purchased by Kedrick Investments Limited;

         - There can be no material adverse change in our business, operations, properties, prospects or financial condition;

         - We must not have merged or consolidated with or into another company or transferred all or substantially all of our assets to another company, unless the acquiring company has agreed to honor the Common Stock Purchase Agreement;

         - No statute, rule, regulation, executive order, decree, ruling or injunction may be in effect which prohibits consummation of the transactions contemplated by the Common Stock Purchase Agreement;

         - No litigation or proceeding adverse to us, Kedrick Investments Limited or their affiliates, can be pending, nor can any investigation by any governmental authority be threatened against us or them seeking to restrain, prevent or change the transactions contemplated by the Common Stock Purchase Agreement or seeking damages in connection with such transactions; and

         - Trading in our shares of common stock must not have been suspended by the Securities and Exchange Commission or The Nasdaq SmallCap Market, nor shall minimum prices have been established on securities whose trades are reported by The Nasdaq SmallCap Market.

         A further condition is that Kedrick Investments Limited may not purchase more than 19.9% of shares of our common stock issued and outstanding on May 24, 2000 without obtaining approval from our stockholders for such excess purchases. In addition, the Common Stock Purchase Agreement does not permit us to draw down funds if the issuance of shares of common stock to Kedrick Investments Limited pursuant to the drawdown would result in Kedrick Investments Limited owning more than 9.9% of our outstanding common stock on the drawdown exercise date.

RESTRICTIONS ON FUTURE FINANCINGS

         The Common Stock Purchase Agreement limits our ability to raise money by selling our securities for cash at a discount to the market price until the earlier of July 23, 2001 or the date which is 60 days after Kedrick Investments Limited has purchased the maximum of $50,000,000 worth of common stock from us under the Common Stock Purchase Agreement.

         There are exceptions to this limitation for securities sold in the following situations:

         - in a registered public offering which is underwritten by one or more established investment banks;

         - pursuant to any presently existing or future employee benefit plan which plan has been or is approved by our stockholders;

         - pursuant to any compensatory plan for a full-time employee or key consultant;

         - in connection with a strategic partnership or other business transaction, the principal purpose of which is not simply to raise money; and

         - in a transaction to which Kedrick Investments Limited gives its written approval.

COSTS OF CLOSING THE TRANSACTION

         At the closing of the transaction on May 24, 2000, we delivered the requisite opinion of counsel to Kedrick Investments Limited and paid the escrow agent, Esptein, Becker & Green, P.C. of New York, $40,000 for Kedrick Investments Limited's legal, administrative and escrow costs.

TERMINATION OF THE COMMON STOCK PURCHASE AGREEMENT

         Kedrick Investments Limited may terminate the equity draw down facility under the Common Stock Purchase Agreement if any of the following events occur:

         - We suffer a material adverse change in our business, operations, properties, or financial condition;

         - Our shares of common stock are delisted from The Nasdaq SmallCap Market unless such delisting is in connection with the listing of such shares of common stock on a comparable stock exchange in the United States;

         -        We file for protection from creditors; or

         - This registration statement is not effective by August 31, 2000.

INDEMNIFICATION OF KEDRICK INVESTMENTS LIMITED

         Kedrick Investments Limited is entitled to customary indemnification from us for any losses or liabilities suffered by it based upon material misstatements or omissions from the registration statement and the prospectus, except as they relate to information supplied by Kedrick Investments Limited to us for inclusion in the registration statement and prospectus.

                    CONVERTIBLE DEBENTURE PURCHASE AGREEMENT

         On May 19, 2000, we entered into a convertible debentures purchase agreement with certain investors in the aggregate principal amount of $5,800,000. On June 15, 2000, we amended certain terms of the convertible debentures.

         The convertible debentures are set to mature on May 30, 2001 with interest to accrue at 8% per annum from the date such convertible debentures were issued until the earlier of conversion into shares of our common stock or May 30, 2001, payable quarterly in arrears, on July 1, October 1, January 1 and May 1 of each year, commencing July 1, 2000.

         The convertible debentures are convertible by the holder into shares of our common stock at any time prior to the close of business on May 30, 2001. The conversion price, as amended, is equal to the lesser of $13.00 per share or 91% of the average of the three lowest bid prices during the ten trading days immediately preceding the date on which the holder of the debenture gives us notice of the intent to convert the debenture, provided that the conversion price shall not be less than $8.00 per share. We have the right to redeem the convertible debentures for the sum of 105% of the unpaid principal and any accrued or unpaid interest. We are obligated to reserve for issuance upon conversion a sufficient number of shares of common stock and to register such reserved shares of common stock and maintain an effective registration statement for such shares of common stock. The beneficial conversion feature associated with the issuance of the convertible debenture will result in a charge of $ 1,088,075 to interest expense during the third quarter of our current fiscal year.

         We received proceeds from the sale of the debentures in the amount of $5,800,000, less an escrow, administrative and legal fee of $15,000 to Epstein Becker & Green, P.C., and a 3% transaction fee payable to the placement agent, Grady, Hatch & Company, and a 3% transaction fee payable to AMRO International, S.A.

                              SELLING STOCKHOLDERS

         The following table sets forth certain information with respect to the ownership of our common stock by selling stockholders as of the date of this prospectus.


                                                        BENEFICIAL                                            BENEFICIAL
                                                    OWNERSHIP OF COMMON                                    OWNERSHIP OF COMMON
                                                 STOCK BEFORE OFFERING(1)           NUMBER OF            STOCK AFTER OFFERING(4)
           SELLING STOCKHOLDERS                  ------------------------          SHARES BEING        ---------------------------
                                                   NUMBER       PERCENTAGE(2)       OFFERED(3)          NUMBER       PERCENTAGE(2)
--------------------------------------------    ----------      --------------    -------------        --------      -------------

Abergel, Joseph                                   4,000(5)            *               4,000               0               *

Adams Jr., George J.                             4,000(6)             *               4,000               0               *

Adams, Leonard J.                                3,750(6)             *               3,750               0               *

Admiral Capital Corporation                      55,000(6)            *               55,000              0               *

Afro-Asia Pte. Ltd.                                 750(6)            *                750                0               *

Anderson, Suzette                                32,500(6)            *                7,500            25,000            *

Barton, Kenneth A.                               25,325(7)            *               25,325              0               *

Baynes, Brian                                    1,218(6)             *               1,218               0               *

Boyersmith, Joseph                                  100(6)            *                100                0               *

Brassfield, Jerry                                2,500(6)             *               2,500               0               *

Brehm, William                                   1,500(6)             *               1,500               0               *

Chai, Cheng Huan                                 1,250(6)             *               1,250               0               *

8607 Colonial Group                               25,000(8)           *               25,000              0               *

Dallas, Barbara                                   938(6)              *                938                0               *

Darling, Greg                                   400,000 (9)          3.7%            200,000           200,000           1.8%

Das, Santanu                                     26,875(6)            *               26,875              0               *

Dunlae, Andrew                                   3,750(6)             *               3,750               0               *

Eickman, Bradley                                 67,500(6)            *               7,500             60,000            *

Elfland, Stuart                                  3,750(6)             *               3,750               0               *

Gillespie, James(12)                            744,565(13)          6.9%            227,500           517,065           4.8%


                                       19

Gilman, Robert                                   59,500(14)           *               59,500              0               *

Glass, Gilbert L.                                56,000(11)           *               56,000              0               *

Glover, Richard                                  600,000(10)         5.5%            300,000           300,000           2.8%

Goei, Esmond T.(15)                              52,394(16)           *               52,394              0               *

Goh, Chang Chua                                  1,500(6)             *               1,500               0               *

Goldberg, Mark                                    68,750(17)          *               68,750              0               *

Grodko, Alan                                     3,750(6)             *               3,750               0               *

Grodko, Jeffrey                                  3,750(6)             *               3,750               0               *

Gruber, Jon                                       250(6)              *                250                0               *

Gulechha, Saurabh                                 125,000            1.1%             50,000            75,000            *

Gulechha, Vaibhav                                 125,000            1.1%             50,000            75,000            *

Hart, David E.                                      701(6)            *                701                0               *

Heilshorn, John, Jr.                             3,750(6)             *               3,750               0               *

Higgins, Brian                                      500(6)            *                500                0               *

Hirschfield, Jack                                   938(6)            *                938                0               *

Hsu, Ming                                        1,875(6)             *               1,875               0               *

Husarsky, Morris                                 3,750(6)             *               3,750               0               *

Iyengar, Ulma Dasika                             1,875(6)             *               1,875               0               *

Kubin, Michael & Nicole                          2,813(6)             *               2,813               0               *

Leonardi, Lorianne                             158,000(5)            1.4             158,000              0               *

Leonaris Trust Ltd.                              1,250(6)             *               1,250               0               *

Lewis, Dr. Charles                                  938(6)            *                938                0               *

Lim, Philip Seng Choong                            609(6)             *                609                0               *

Low Keng Tee                                     25,000(6)            *               25,000              0               *

Martin, Stanley (Heleric)                        1,875(6)             *               1,875               0               *


                                       20

Marucci, Edward                                  25,000(6)            *               25,000              0               *

McKee, Stan                                         640(6)            *                640                0               *

Merz, Fred                                       2,500(5)             *               2,500               0               *

Meyers, Michael                                  1,250(6)             *               1,250               0               *

Milburn, Catherine Knoll                            250(6)            *                250                0               *

Milchman Family Partner, Inc.                    3,750(6)             *               3,750               0               *

Moh, Lawrence                                     5,000(6)            *                5,000              0               *

Nowak, Diane                                    107,500(18)           *              107,500              0               *

Paladino, Albert                                  750(6)              *                750                0               *

Perrine, Gary & Rebecca                          50,000(6)            *               50,000              0               *

SAGAX FUND II Ltd. (Hardy)                       3,750(6)             *               3,750               0               *

Saker, Wayne                                     3,750(6)             *               3,750               0               *

Saud, Juana Elsaca                               5,625(6)             *               5,625               0               *

Scheck, Dale                                     1,875(6)             *               1,875               0               *

Schmier, Robert J.(19)                           50,000(5)            *               50,000              0               *

Schwartz, Bernard                                3,550(20)            *               3,550               0               *

Schwimer, Alfred & Cheryl                        15,000(6)            *               15,000              0               *

Soon, Kian Lee                                      714(6)            *                714                0               *

Tan, Michael Kiah Teck                           1,125(6)             *               1,125               0               *

Twardosz, Wayne                                  1,875(6)             *               1,875               0               *

Visconti, Allen                                  1,875(6)             *               1,875               0               *

W.S. Ventures                                    1,250(6)             *               1,250               0               *

Walko, N. Bruce(19)                              50,000(5)            *               50,000              0               *

Walnut Capital                                   1,250(6)             *               1,250               0               *


                                       21

Watson, Terry                                       250(6)            *                250                0               *

Williams, Richard                                26,250(6)            *               26,250              0               *

Windsor, George                                     500(6)            *                500                0               *

Zorn, Douglas S.(21)                              526,000(22)        4.9%            161,375           364,625           3.4%

Kedrick Investments Limited                       120,000(23)        1.1%            120,000              0               *

Amro International, S.A.                          186,393(24)        1.7%          372,786(25)            0               *

Baldwin, Lucian T.                                 46,598(24)         *             93,196(25)            0               *

Celeste Trust Reg                                  46,598(24)         *             93,196(25)            0               *

Deephaven Private Placement Trading Ltd.          186,393(24)        1.7%          372,786(25)            0               *
(26)

Esquire Trade & Finance Inc.                       46,598(24)         *             93,196(25)            0               *

Hackley, Bartlett                                   9,319(24)         *             18,638(25)            0               *

Jacobson, Allen                                     9,319(24)         *             18,638(25)            0               *

Saker, Wayne                                        9,319(24)         *             18,638(25)            0               *


         *Represents less than 1%.

(1) Represents shares of common stock beneficially owned by the named individual, including shares of common stock that the person has the right to acquire within 60 days of the date of this prospectus. Unless otherwise noted, all persons listed have sole voting and sole investment power.

(2) Based on 10,818,594 shares of common stock issued and outstanding as of the date of this prospectus.

(3) Does not constitute a commitment to sell any or all of the stated number of shares of common stock. The number of shares of common stock offered shall be determined from time to time by each selling stockholder in his or her sole discretion.

(4) Assumes all the shares of common stock are sold pursuant to this prospectus and that no other shares of common stock are acquired or disposed of by the selling stockholders prior to the termination of this prospectus.

(5) Represents shares of common stock issuable upon the exercise of warrants at an exercise price of $3.4275 per share.

(6) Represents shares of common stock issuable upon the exercise of certain warrants at an exercise price of $4.80 per share.

(7) Includes 25,000 and 325 shares of common stock issuable upon the exercise of warrants at an exercise price of $4.80 per share and $3.4275 per share respectively.

(8) Represents shares of common stock issuable upon the exercise of warrants at an exercise price of $2.3680 per share.


(9) Includes 100,000 shares of common stock issuable upon the exercise of certain warrants at an exercise price of $1.525 per share.



(10) Includes 150,000 shares of common stock issuable upon the exercise of certain warrants at an exercise price of $1.525 per share.



(11) Includes 50,000 and 6,000 shares of common stock issuable upon the exercise of warrants at an exercise price of $4.80 per share and $3.4275 per share respectively.



(12)     Mr. Gillespie is a former director.



(13) Includes 27,500 shares of common stock issuable upon the exercise of warrants at an exercise price of $4.80 per share and 200,000 shares of common stock isssuable upon the exercise of warrants at an exercise price of $3.4275 per share.



(14) Includes 57,500 and 2,000 shares of common stock issuable upon the exercise of warrants at an exercise price of $4.80 per share and $3.4275 per share respectively.



(15) Mr. Goei is a former Chairman of the Board, President and Chief Executive Officer.



(16) Includes 51,519 and 875 shares of common stock issuable upon the exercise of warrants at an exercise price of $4.80 per share and $3.4275 per share respectively.



(17) Represents shares of common stock issuable upon the exercise of warrants at an exercise price of $1.00 per share.



(18) Includes 7,500 shares of common stock issuable upon the exercise of warrants at an exercise price of $4.80 per share, 50,000 shares of common stock issuable upon the exercise of warrants at an exercise price of $2.368 and 50,000 shares of common stock issuable upon the exercise of warrants at an exercise price of $3.4275.



(19)     Mssrs. Walko and Schmier are directors.

(20) Includes 2,250 and 1,300 shares of common stock issuable upon the exercise of warrants at an exercise price of $4.80 per share and $3.4275 per share respectively.



(21)     Mr. Zorn is our President and Chief Executive Officer.



(22) Includes 61,375 shares of common stock issuable upon the exercise of warrants at an exercise price of $4.80 per share, 100,000 shares of common stock issuable upon the exercise of warrants at an exercise price of $3.4275 per share and 225,000 options to purchase shares of common stock exercisable immediately.



(23) Represents 120,000 shares of common stock issuable upon the exercise of warrants pursuant to the Common Stock Purchase Agreement with Kedrick Investments Limited.



(24) Represents a portion of the shares of common stock issuable upon conversion of certain convertible debentures under the Convertible Debenture Purchase Agreement described in this registration statement based on the number of shares of common stock that would be required to be registered upon conversion of all the convertible debentures as of July 11, 2000.



(25) Represents a portion of the shares of common stock issuable upon conversion of certain convertible debentures under the Convertible Debenture Purchase Agreement described in this registration statement. The Convertible Debenture Purchase Agreement requires registration of 200% of the shares of common stock issued upon conversion of the convertible debentures based on the number of shares of common stock that would be required to be registered upon conversion of all the convertible debentures as of July 11, 2000.



(26) Deephaven Private Placement Trading Ltd. is a private investment fund that is owned by its investors and is managed by Deephaven Capital Management LLC. Deephaven Capital Management LLC has voting and investment control over the shares listed above owned by Deephaven Private Placement Trading Ltd. Deephaven Capital Management LLC is an indirect subsidiary of Knight/Trimark Group, Inc.


                        HOW THE SHARES MAY BE DISTRIBUTED

         The selling stockholders have advised us that they may from time to time sell all or a portion of the shares offered in one or more transactions in the over-the-counter market, on The Nasdaq SmallCap Market, or on any other exchange on which the common stock may then be listed, in privately negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale or prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling shareholders and/or purchasers of the shares for whom they may act as agent (which compensation may be in excess of customary commissions). The selling stockholders and any participating broker-dealers may be deemed to be "underwriters" within the meaning of Section 2(4) of the Securities Act of 1933.

Neither the selling shareholders nor we can estimate at the present time the amount of commissions or discounts, if any, that will be paid by the selling shareholders on account of their sales of the shares from time to time.

         Because Kedrick Investments Limited, is deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933, and the remaining selling shareholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933, the selling shareholders will be subject to prospectus delivery requirements under the Securities Act of 1933. Furthermore, in the event of a "distribution" of securities, the selling shareholders, any selling broker-dealer, and any "affiliated purchasers" may be subject to Regulation M under the Securities Exchange Act of 1934, as amended, which prohibits certain activities for the purpose of pegging, fixing or stabilizing the price of securities in connection with an offering.

         Under the securities laws of certain states, the shares may be sold only through registered or licensed broker-dealers or pursuant to available exemptions from such requirements. In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale or an exemption from such requirement is available and is complied with.

         We will pay certain expenses in connection with this offering, estimated to be approximately $57,299 but we will not pay for any underwriting commissions and discounts, if any, or counsel fees or other expenses of the selling stockholders. We have agreed to indemnify the selling shareholders, their directors, officers, agents and representatives, and any underwriters, against certain liabilities, including certain liabilities under the Securities Act of 1933. The selling stockholders have also agreed to indemnify us, our directors, officers, agents and representatives against certain liabilities, including certain liabilities under the Securities Act of 1933.

                                  LEGAL OPINION

         Broad and Cassel, a partnership including professional associations, 201 South Biscayne Boulevard, Suite 3000, Miami, Florida 33131, is giving an opinion regarding the validity of the offered shares of common stock.

                                     EXPERTS

         The financial statements incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering. This prospectus does not contain all of the information set forth in the registration statement, as permitted by the Rules and Regulations of the Securities and Exchange Commission. Whenever reference is made in this prospectus to any contract or other document of ours, the reference may not be complete and you should refer to the exhibits that are part of the registration statement for a copy of the contract or document.

         We also file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any report or document we file, and the registration statement, including the exhibits, may be inspected at the Securities and Exchange Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available to the public from the SEC's website at: http://www.sec.gov.

         Quotations for the prices of our common stock appear on The NASDAQ SmallCap Market, and reports, proxy statements and other information about us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede this information.

         We incorporate by reference the following filings and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         - The description of the common stock contained in our registration statement on Form 8-A (File Number 000-21999), filed on January 17, 1997;

         - Our Annual Report on Form 10-KSB for the fiscal year ended September 30, 1999;

         - Our Quarterly Reports on Form 10-QSB for the quarterly period ended December 31, 1999 and March 31, 2000;

         - Our Current Report on Form 8-K filed with the SEC on December 23, 1999; and

         -        Our Current Report on Form 8-K filed with the SEC on February
                  7, 2000.

         We have filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the common stock covered by this prospectus. This prospectus, which is a part of the Registration Statement, does not contain all the information set forth in, or annexed as exhibits to, the Registration Statement, as permitted by the Securities and Exchange Commission's rules and regulations. For further information with respect to us and the common stock offered under this prospectus, please refer to the Registration Statement, including the exhibits, copies of which may be obtained from the locations described above. Statements concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of the document filed as an exhibit to the Registration Statement.

         You may request, at no cost, a copy of any or all of the information incorporated by reference by writing or telephoning us at:

                          NHancement Technologies Inc.
                                6663 Owens Drive
                          Pleasanton, California 94588
                         Telephone Number (925) 251-3200
                         Attention: Corporate Secretary

         You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. Our common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

           Our Certificate of Incorporation and Bylaws include provisions that
(i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the General Corporation Law of the State of Delaware and (ii) indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

         We maintain a directors and officers' liability policy insuring any person who is or was our director or officer against any liability incurred by such person in any such capacity or arising out of such person's status as such. The insurer's limit of liability under the policy is a $5.0 million coverage limit per occurrence and $5.0 million in the aggregate per policy year. The policy contains various reporting requirements and is subject to certain exclusions and limitations.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                                     PART II
                       INFORMATION REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         NHancement Technologies Inc. (the "Company") estimates that its expenses in connection with this registration statement will be as follows:


               Securities and Exchange Commission registration fee                          $23,049
               Legal fees and expenses                                                       25,000
               Accounting fees and expenses                                                   5,000
               Miscellaneous                                                                  5,000
                                                                                  ------------------

                               TOTAL                                                        $58,049
                                                                                  ==================


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

           The Company's Certificate of Incorporation and Bylaws include provisions that (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the General Corporation Law of the State of Delaware and (ii) indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

         The Company maintains a directors and officers' liability policy insuring any person who is or was our director or officer against any liability incurred by such person in any such capacity or arising out of such person's status as such. The insurer's limit of liability under the policy is a $5.0 million coverage limit per occurrence and $5.0 million in the aggregate per policy year. The policy contains various reporting requirements and is subject to certain exclusions and limitations.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to the Company's directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

ITEM 16. EXHIBITS.

EXHIBIT
NUMBER            DESCRIPTION OF EXHIBIT
------            ----------------------

4.1      Form of Common Stock Certificate. (1)


                                       28

4.3      Registration Rights Agreement, dated September 1, 1996, between
         BioFactors, Inc. ("BFI") and (i) a majority of the holders of securities pursuant to the Secured Note and Warrant Purchase Agreement dated December 1, 1994, as amended; (ii) a majority of the holders of securities issued pursuant to the Secured Note and Stock Purchase
         Agreement, dated December 1, 1995, as amended; (iii) a majority of the holders of securities issued pursuant to the Unsecured Note and Stock
         Purchase Agreement, dated February 1, 1996, as amended; (iv) a majority of the holders of securities issued pursuant to the Unit Subscription
         Agreement, dated May 17, 1996, as amended; (v) the purchasers of securities issued pursuant to the Unit Subscription Agreement dated
         October 3, 1996; and (vi) the former holders of BFI's Series A
         Preferred Stock. (2)

4.4      Registration Rights Agreement, dated October 25, 1996, between the
         Company and James S. Gillespie. (1)

4.8      Warrant Agreement dated February 2, 1999 between the Company and
         Kenneth L. Greenberg. (3)

4.9      Warrant Agreement dated February 2, 1999 between the Company and Mark
         Goldberg. (3)

4.10     Form of Warrant dated June 15, 1999 delivered to purchasers of Series A
         Convertible Preferred Stock. (4)

4.11     Form of Warrant dated June 15, 1999 delivered to purchasers of Series A
         Convertible Preferred Stock (exercise contingent on redemption of Preferred Stock). (4)

4.12     Warrant Agreement dated June 7, 1999 between the Company and James S.
         Gillespie. (4)

4.14     Warrant dated January 21, 2000, issued to Richard Glover. (5)

4.15     Warrant dated January 21, 2000, issued to Greg Darling. (5)

4.16     Warrant dated December 10, 1999, issued to Douglas S. Zorn. (6)

4.17     Warrant dated December 10, 1999, issued to James S. Gillespie. (6)

4.18     Warrant dated December 10, 1999, issued to John M. Black.(6)

4.19     Warrant dated December 10, 1999, issued to James S. Gillespie. (6)

4.20     Warrant dated December 10, 1999, issued to N. Bruce Walko.(6)

4.21     Warrant dated December 10, 1999, issued to Robert J. Schmier. (6)


                                       29

4.22     Warrant dated December 10, 1999, issued to Diane Nowak.(6)

4.24     Convertible Debenture Purchase Agreement by and between NHancement
         Technologies Inc. and certain investors, dated May 19, 2000. (7)

4.25     Common Stock Purchase Agreement by and between NHancement Technologies
         Inc. and Kedrick Investments Limited, dated May 24, 2000. (7)

4.26 Amendment to the Convertible Debenture Purchase Agreement by and between NHancement Technologies Inc. and certain investors, dated June
         15, 2000. (7)

4.27     Amendment to the Common Stock Purchase Agreement by and between
         NHancement Technologies Inc. and Kedrick Investments Limited, dated
         June 30, 2000. (7)

4.28     Form of Convertible Debenture. (7)

5.1      Opinion of Broad and Cassel (7)

23.1     Consent of Broad and Cassel (contained in its opinion filed as Exhibit
         5.1 to this Registration Statement)

23.2     Consent of BDO Seidman, LLP (7)

24.1     Power of Attorney (included in the signature page of this Registration
         Statement)

          -------------------------------

     (1) Incorporated by reference to the document bearing the same exhibit number as contained in Registrant's Registration Statement on Form SB-2, File Number 333-15563, as filed with the Securities and Exchange Commission on November 5, 1996.

     (2) Incorporated by reference to the document bearing the same exhibit number as contained in Amendment No. 1 to Registrant's Registration Statement on Form SB-2, File Number 333-15563, as filed with the Securities and Exchange Commission on December 20, 1996.

     (3) Incorporated by reference to the document bearing the same exhibit number as contained in Registrant's Quarterly Report on Form 10-QSB, as filed with the Securities and Exchange Commission on February 16, 1999.

     (4) Incorporated by reference to the document bearing the same exhibit number as contained in Registrant's Quarterly Report on Form 10-QSB, as filed with the Securities and Exchange Commission on July 28, 1999.

     (5) Incorporated by reference to the document bearing the same exhibit number as contained in Registrant's Current Report on Form 8-K/A, as filed with the Securities and Exchange Commission on February 15, 2000.

     (6) Incorporated by reference to the document bearing the same exhibit number to Registrant's Quarterly Report on Form 10-QSB, as filed with the Securities and Exchange Commission on February 14, 2000.

     (7)          Filed herewith.

ITEM 17. UNDERTAKINGS.

           The undersigned Registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                  (c) To include any additional or changed material information on the plan of distribution;

                  PROVIDED, HOWEVER, that paragraphs (1)(a) and (1)(b) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES


           Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, State of California on this 10th day of August, 2000.


                                      NHANCEMENT TECHNOLOGIES INC.

                                      By:      /s/ Douglas S. Zorn
                                          --------------------------------------
                                          Douglas S. Zorn
                                          President and Chief Executive Officer

                                POWER OF ATTORNEY

           Each person whose signature appears below constitutes and appoints Douglas S. Zorn and John R. Zavoli as his or her true and lawful attorneys-in-fact and agent with full power of substitution and resubstitution for him or her and in his or her name, place and stead in any and all capacities to execute in the name of each such person who is then an officer or director of the Registrant any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the offering hereunder pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

           Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


      SIGNATURE                       TITLE                           DATE

s/s Douglas S. Zorn
----------------------  Chairman of the Board, Chief Executive
Douglas S. Zorn         Officer, President and Director
                        (Principal Executive Officer)           August 10, 2000

s/s Ram V. Mani
----------------------  Director
Ram V. Mani                                                     August 10, 2000

s/s Robert J. Schmier
----------------------  Director
Robert J. Schmier                                               August 10, 2000

s/s N. Bruce Walko
----------------------  Director
N. Bruce Walko                                                  August 10, 2000

s/s John R. Zavoli
----------------------  Vice President of Finance and Chief
John R. Zavoli          Financial Officer (Principal Financial
                        and Accounting Officer)                 August 10, 2000

                                EXHIBIT INDEX (1)


         EXHIBIT                        DESCRIPTION
         -------                        -----------
         4.24                       Convertible Debenture Purchase Agreement by
                                    and between NHancement Technologies Inc.
                                    and certain investors, dated May 19, 2000.

         4.25                       Common Stock Purchase Agreement by and
                                    between NHancement Technologies Inc. and
                                    Kedrick Investments Limited, dated May 24,
                                    2000.

         4.26                       Amendment to the Convertible Debenture
                                    Purchase Agreement by and between
                                    NHancement Technologies Inc. and certain investors, dated June 15, 2000.

         4.27                       Amendment to the Common Stock Purchase
                                    Agreement by and between NHancement
                                    Technologies Inc. and Kedrick Investments
                                    Limited, dated June 30, 2000.

         4.28                       Form of Convertible Debenture.

         5.1                        Opinion of Broad and Cassel

         23.1                       Consent of Broad and Cassel (included in
                                    Exhibit 5.1)

         23.2                       Consent of BDO Seidman, LLP

         24.1                       Power of Attorney (included in the
                                    signature page of this Registration
                                    Statement)


         --------------------------------------

         (1) All other exhibits listed in Item 16 of Part II of this Registration Statement have been incorporated by reference herein, as indicated in Item 16.